SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                             December 14, 1998


                              OZEMAIL LIMITED
                              ACN 066 387 157


  OZEMAIL CENTRE, 39 HERBERT STREET, ST. LEONARDS NSW 2065, SYDNEY, AUSTRALIA
                   (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F   X *         Form 40-F
                         -----                    ----

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes         No   X
                    ----       ----

-----------
     *As a foreign private issuer, OzEmail Limited ("OzEmail") is eligible to file annual reports under cover of Form 20-F or Form 10-K.



                                 SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                    OzEmail Limited
                                    (Registrant)

Date: December 14, 1998             By: /s/ Malcolm Turnbull
                                       --------------------------------
                                    Name:  Malcolm Turnbull
                                    Title: Director




                               EXHIBIT INDEX


Exhibit
-------
99.1          Press Release - Equity Issuance to MCI WorldCom